Exhibit 99.1

ELTEK LTD.

4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

December 5, 2013
_________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 9, 2014

Dear Shareholders:

You are cordially invited to attend a Special Meeting of the Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on January 9, 2014, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.  At the Meeting, shareholders will be asked to approve our compensation policy, as further detailed in the attached proxy statement.

Shareholders of record at the close of business on December 3, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Arieh Reichart President and Chief Executive Officer

ELTEK LTD.

4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

December 5, 2013
_________________________

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Eltek Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on January 9, 2014, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.  At the Meeting, shareholders will be asked to approve our compensation policy (the “Compensation Policy”), as further detailed in the proxy statement:

This Proxy Statement, the attached Notice of Special General Meeting and the enclosed proxy card will be mailed to shareholders on or about December 5, 2013.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the approval of our Compensation Policy.

Recommendation of the Board of Directors

Our Board of Directors, following a recommendation by the Compensation Committee, recommends a vote FOR the approval of our Compensation Policy.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on December 3, 2013, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of December 3, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 10,142,762 issued and outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

If voting by “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  The proxy must indicate whether or not the shareholder has a personal interest in the proposal listed below.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence of two shareholders holding, in the aggregate, at least thirty-three percent of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned and the adjourned meeting will be held at 10:00 a.m. (Israel time) on January 16, 2014, at the same place as the original Meeting.  The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.  This notice will serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the other matters scheduled to be voted on at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles its holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Nistec Ltd. and Mr. Yitzhak Nissan may be deemed to be our “controlling shareholders” for purposes of the required “special majority” and Mr. Nissan may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not such shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from Nistec Ltd., our principal shareholder, which holds approximately 50.5% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of the proposal to be voted on at the Meeting.

Pursuant to the Companies Law, the Board of Directors may approve a compensation policy even in the event such Compensation Policy was not approved by the shareholders of our company; provided that the Compensation Committee and the Board of Directors resolved, after an additional discussion concerning the Compensation Policy and on grounds of detailed arguments, that the approval of such Compensation Policy in spite of the objection of our company’s shareholders is in the best interest of our company.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table sets forth certain information as of December 3, 2013 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our issued and outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned1		Percentage of Outstanding Ordinary Shares1, 2
Name
Nistec Ltd.3	5,122,095	3	50.5%
Eytan Barak	--		-
Dr. Mordechai Mamorstein	--		--
Erez Meltzer
Gavriel David Meron	--		--
Yitzhak Nissan3	5,122,095	3	50.5%
David Rubiner	--		--
Ophira Rosolio-Aharonson	--		--
All directors and executive officers as a group (18 persons)	5,207,610		51.3%

1 Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
2 Based on 10,142,762 ordinary shares issued and outstanding as of December 3, 2013.
3 Based upon a Schedule 13D filed with the Securities and Exchange Commission on November 12, 2013 and other information available to the Company.  The shares are held of record by Nistec Ltd., an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the ordinary shares held directly by Nistec Ltd.

I. APPROVAL OF OUR COMPENSATION POLICY
(Item 1 on the Proxy Card)

In accordance with recent amendments to the Israeli Companies Law, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, Directors’ and Officers’ insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law.  These amendments to the Companies Law also define the criteria to be considered or included in the compensation policy.  Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders.

The compensation policy must be based on, and must include and reference certain matters and provisions set forth in the Israeli Companies Law, which include: (i) promoting the company’s goals, work plan and policy with a long-term view; (ii) creating appropriate incentives for the company’s office holders, considering, among other things, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as annual cash bonuses), the office holder’s contribution to achieving company objectives and maximization of the company’s profits, with a long-term view and in accordance with his or her position.

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy also requires shareholder approval with a special majority as prescribed above. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the policy, provided that the compensation committee and thereafter the board of directors concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company.

Our Compensation Policy is designed to support the achievement of our company’s long-term work plan goals and to ensure that:

•	Officers’ interests are as closely as possible aligned with the interests of our company;
•	The correlation between pay and performance will be enhanced;
•	The company will be able to recruit and retain top level executives capable of leading our company to further business success, facing the challenges ahead;
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Company Officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component shall not be based on extreme business performance goals which might potentially impose unreasonable risks on our company Officers; and

•	An appropriate balance will be established between different compensation elements – fixed vs. variable, short-term vs. long-term and cash payments vs. equity-based compensation.

Our Compensation Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of our company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.  Our Compensation Committee and Board of Directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.  Our Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, which is attached as Exhibit A hereto.

The Compensation Policy, if adopted, must be approved every three years, by the Compensation Committee, the Board of Directors and by shareholders at a general meeting of shareholders in accordance with the majority requirements described above. In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Our Board of Directors, based on the recommendation of our Compensation Committee, consisting at that time of Ms. Ophira Rosolio-Aharonson, Mr. David Banitt and Mr. Eytan Barak, has resolved to approve the Compensation Policy in the form attached as Exhibit A to this Proxy Statement.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Our annual report on Form 20-F for the year ended December 31, 2012 (filed with the Securities and Exchange Commission on April 30, 2013), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.

II. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Arieh Reichart President and Chief Executive Officer
Dated: December 5, 2013

EXHIBIT A

Eltek Ltd.

Directors and Officers Compensation Policy

28.11.2013

1.	Objectives & Content

In this document we will define and detail Eltek Ltd.’s (hereby referred to as the “Company” or “Eltek”) Compensation Policy regarding the Company’s Directors and Officers (CEO and officers reporting directly to the CEO) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Eltek's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance the shareholders' ability to influence the compensation of the Company's Directors and Officers. The adoption and publication of the Compensation Policy is required in order to comply with the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

The policy is worded in the masculine form for purposes of convenience only and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any elements of compensation set forth in this Compensation Policy. The elements of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the agreement between the Company and such Director or Officer or any resolution of the Company relating to such Director or Officer.

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation as defined in this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and to ensure that:

•	Officers' interests are as closely as possible aligned with the interests of the Company;

•	The correlation between pay and performance will be enhanced;

•	Eltek will be able to recruit and retain top level executives capable of leading the Company to further business success and to face the challenges ahead;

•
Company Officers will be motivated to achieve a high level of business performance without taking unreasonable risks. Therefore, the variable compensation component shall not be based on extreme business performance goals which might potentially impose unreasonable risks on the Company.

•	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The Compensation Policy approval process

The Compensation Policy will be approved every 3 years, by the following organs and in the following order:

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Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

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Board of Directors (“BOD”) – Determines and approves the Compensation Policy for Directors and Officers, after the review and consideration of the recommendations of the Compensation Committee, and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

•	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval shall be required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Eltek is a leading manufacturer of PCBs (printed circuitry boards) for advanced electronics applications used by companies in aerospace, defense, telecommunications and medical equipment. The Compensation Policy is intended to ensure the Company’s ability to recruit and retain a dedicated and experienced professional management team that will be able to successfully promote the Company’s interests and manage its business, operations and assets, in a competitive environment.

3.	Compensation of Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results, through the variable compensation components.

3.2.	The Intra Company Compensation Ratio:

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Officers and the average and median cost of employment of the rest of the employees (including employees of contractors who are working at Eltek) and discuss its possible impact on labor relations within the Company.

Before approving the current compensation policy, the Compensation Committee and the BOD conducted such a review and discussion, and concluded that the current ratio does not materially impair labor relations within the Company.

4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

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Fixed Base Salary, Management Service Fee and Director Fees – Compensates Directors and Officers for their services. The fixed base salary correlates to the Officer's skills (such as: experience, position, knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

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Social and Incidental Benefits – Several of the social benefits are mandatory according to local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•	Variable, Performance Based Rewards (Annual Bonus and Commissions) – Reward Officers for their contributions to the Company’s success and achievement of business goals during a predefined timeframe.

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Equity Based Compensation – Designed to strengthen the link between long term Company's value and the Company’s Officers’ equity based rewards. This type of reward creates a stronger link between Officers’ motivation and interests and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate structure of the Total Compensation Package, all compensation elements for a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

5.1.	Fixed Base Salary:

5.1.1.	Determining the Fixed Base Salary of the Company’s Officers

The Fixed Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data.

•	Job requirements, authority and responsibilities the job carries and existing agreements with the Officer (if any).

•	Officer's Education, skills, expertise, professional experience and achievements.

•	Internal ratios between positions and between the Officer and the other employees (including employees of contractors who are working at Eltek) in the Company.

•	The Company's financial situation, business challenges and goals.

The Fixed Base Salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the Base Salary ranges set forth in this Compensation Policy. The salary level, approved within said range, shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position.

In Israel, the Company’s Officers are usually exempted from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined by the Law. Therefore, they will not be eligible for any additional compensation for overtime.

5.1.1.1.	Market Comparisons (Benchmark):

In order to determine the ranges for Fixed Base Salary (and other compensation elements) for recruitment of Officers to the Company, a comparative compensation study may be conducted in the relevant market, reviewing similar position holders in comparable companies in relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Technology companies, preferably in the PCB industry;

•	Public companies traded on any stock exchange markets with market cap and/or revenues similar to those of Eltek;

•	Companies competing with Eltek for managerial talent and for potential Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all said criteria.

The comparative study will cover all compensation elements and will present (depending on data availability) the following:

•	Acceptable Fixed Base Salary range for similar roles (including data distribution);

•	Acceptable range for Annual Bonus (as a nominal amount and in terms of percentage of annual salary);

•	Acceptable range for Equity Based Compensation as reported in the Financial Reports / SEC filings (nominal amount and in terms of percentage of annual salary);

•	The value of acceptable fringe and other benefits.

•	Acceptable compensation in cases of early termination by the company and/or retirement.

5.1.1.2.	Internal comparison – ratios between Officers' compensation and between the Officer and the rest of the employees:

Before determining an Officer's compensation, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of other Company Officers, particularly at the same level;

•	The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including employees of contractors who are working at Eltek).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.1.2.	Salary review principles:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed from time to time in comparison to similar positions in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval.

5.1.3.	Directors Cash Compensation:

The cash compensation of external and/or independent Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations or any other applicable law.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.2.	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

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Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, increase value to the Company and create a joint interest between Officers and the Company's success;

•	Increasing Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance, thus, increasing financial and operational flexibility.

5.2.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed elements of Directors' and Officers' compensation and the variable elements (bonus and equity) will be as follows:

Position	Company Performance Measures	Individual Performance Measures	Managerial Discretion
CEO	80%	-	20%
CFO/ COO/ Other Senior Officers	50% - 70%	10% - 30%	20%
Other Officers	40% - 60%	20% - 40%	20%

5.2.2.	Annual Bonus Principles

The Company's Officers may be entitled to participate in an Annual Bonus Plan. The Annual Bonus Plan will be approved by the Compensation Committee and the BOD and will include the following provisions:

5.2.2.1.	The period of each bonus plan will be one year.

5.2.2.2.	The Target Bonus and Actual Bonus Calculation

•	The target bonus will be paid when Company performance and individual performance objectives are met.

•	The target bonus will be set in advance for each of the Company's Officers, at the beginning of the bonus year.

•	The bonus will be calculated as a product of the Company performance, the individual performance and the target bonus.

5.2.2.3.	The measures based on which the annual bonus will be calculated :

•	The different measures and targets will be set in advance, along with the company's work plan, at the beginning of the bonus year.

•	Company Performance Measures: Such as – Sales, Revenues, EBITDA, Net Income, Yield, meeting deadlines etc.

•
Individual Performance Measures: Evaluation of each Officer's performance and contribution to the Company’s short and long term success. Performance evaluation will be based on quantitative or other measurable measures.

•
Managerial Discretion: Evaluation of each Officer's performance and contribution to the Company’s short and long term success. The CEO's evaluation will be assessed by the Board of Directors or as designated by the Board for that purpose. Other Officer's evaluation will be assessed by the CEO.

The weights of the measures out of the Officers' annual bonus, are as follows:

Position	Company Performance Measures	Individual Performance Measures	Managerial Discretion
CEO	80%	-	20%
CFO/ COO/ Other Senior Officers	50% - 70%	10% - 30%	20%
Other Officers	40% - 60%	20% - 40%	20%

The objectives per each performance measure will be set in advance, as part of the annual bonus plan. Nevertheless, the Company may adjust and/or change the objectives throughout the bonus year in special circumstances resulted by exogenous factors, subject to the requisite corporate approvals.

5.2.2.4.	The Bonus Payment Line:

•	The bonus payment line will be set in advance, along with the company's work plan, at the beginning of the bonus year.

•	A threshold for the payment of the bonus will be set as a percentage of one or more of the Company performance measures.

•
The maximum annual bonus payable to the CEO will be equivalent to 100% of his annual base salary (12 monthly salary payments) and to each of the other Company's Officers will be equivalent to 67% of their annual base salary (8 monthly salary payments).

5.2.2.5.	The process for paying the bonus.

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In case the calculated bonus is less than 115% of the target bonus, the calculated bonus will be paid to Officers as soon as possible following the approval and publication of the annual audited financial reports of the Company.

•
In case the calculated bonus is 115% or more than the target bonus, the target bonus plus some percentage of the bonus above the target bonus, will be paid as soon as possible following the approval and publication of the annual audited financial reports of the Company.

•	The remaining of the calculated bonus above the target bonus will be paid in 3 equal annual installments subject to the financial results of the Company for those 3 years.

•	In the event an officer's employment is terminated by the Company during the bonus plan period:

o	The Officer will be entitled to a pro-rated bonus payment for the current bonus plan period, according to the period he was employed by the Company out of the total current year bonus.

o	The Officer will be entitled to receive all the annual installments of all the previous bonuses, as if he was still employed by the Company on the dates payments are due.

•	In the event of an officer's resignation during the bonus plan period:

o	The Officer will not be entitled to any bonus payment for the current bonus plan period.

o	The Officer will be entitled to receive all the annual installments of all the previous bonuses, as if he was still employed by the Company on the dates payments are due.

5.2.2.6.	Reviewing and reducing bonuses

Following the approval of the annual financial reports for the relevant fiscal year, and the calculation of the recommended bonuses, the recommended bonuses will be submitted to the Compensation Committee and the BOD for approval.

The Compensation Committee and the BOD may reduce the Annual Bonus by up to 25% from the calculated bonus, based on their discretion and / or delay the payment date of such 25% of the annual bonus, taking into consideration the following aspects:

•	The Company's financial situation

•	Forecast for the Company's performance in the next year

•	The general business environment and the business environment in the PCB market in particular

5.2.2.7.	Grant payment and refunding mechanism

The Annual Bonuses will be paid with the first monthly salary following the approval of the annual financial reports.

Each Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report. Such refund will be made only if the amount exceeds 10% of the original paid bonus and within 6 months of publication of the restated financial statements. In case the officer is no longer a company employee, such refund can be done only during the first year following the termination of employment.

5.2.3.	Equity Based Compensation

As part of the overall Officers compensation package in publically traded companies, it is standard practice to offer equity based compensation, which aims to establish proximity of interest between the relevant Officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Eltek will have the option to offer its Officers to participate in an equity compensation plan, based on the following guidelines:

5.2.3.1.	Tools of Equity Compensation

The equity compensation plan will be defined and implemented in a manner that complies with the requirements of the stock exchange on which its securities are traded and relevant law of the countries in which the Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The equity grants presented for approval shall refer to the following issues:

•	The maximum number of units to be granted.

•
The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed 12 monthly Fixed Base Salary payments for the CEO and 6 monthly Fixed Base Salary payments for other Officers. The value of the equity based compensation shall be calculated by using acceptable valuation practices.

•	The exercise price of options will not be lower than the known closing price in the market at the date of grant.

•	The allocation between the various Officers and the existence of reserves for grants to Officers who may join the Company during the period of the plan.

•	The possibility of defining the total benefit resulting to the officer from the exercise of the equity grants.

•	Vesting schedule

•	Minimum term of employment with the Company prior to entitlement to option grants (or the grant of equity units upon commencement of employment with the company).

•	The possibility of conditioning the vesting of part or all of the equity units of some of the Officers upon the achievement of predetermined performance goals.

•	The expiration date of options shall not be earlier than a year after the vesting date of each tranche and shall not be later than 7 years after the grant date;

•	Terms in connection with the equity units holder leaving the Company (due to termination for cause, dismissal, resignation, and death or disability) and changes in Company ownership.

•	Exercise mechanism for options (against payment of cash to the Company, cashless exercise, loans to Officers etc).

5.2.3.2.	Equity units Grants

Subject to the approvals required under the Companies Law, the Officers will be granted equity units of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an equity plan, the Company will consider granting units to the joining Officer out of the reserve determined in the relevant equity plan.

5.2.3.3.	Equity units Exercise

Upon the vesting of each tranche of the units granted, each Officer will be entitled to exercise the vested units held by the trustee at their disposal.

5.3.	Additional terms and fringe benefits

5.3.1.	The following benefits and perquisites may be granted to the Officers in order, among other things, to comply with legal requirements and local customs:

•	Pension, Long Term Disability and Life Insurance

•	Education Fund

•	Company Car / Transportation Allowance

•	Expenses and incidentals

•	Annual Vacation and Sick Leave

•	Others - Officers will be entitled to additional benefits and perquisites according to Company Procedures and any relevant local legislation.

•	Grossing up - The Company may choose to bear the cost of the tax applicable to the value of some of the benefits (like company car or holiday gifts).

6.	Termination Terms

6.1.	Advance Notice

Company Officers will be entitled to an Advance Notice period prior to termination of employer/ employee relations. The maximum duration of the Advance Notice Period will be as follows:

Position	Advance Notice Period
CEO	Up to 6 months
Other Officers	Up to 3 months

The actual Advance Notice period for each Officer will be determined as part of each Officer's employment agreement.

The Company may substitute the Advance Notice with compensation at a similar amount, subject to any applicable law.  Unless the BOD (or CEO, as the case may be) decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.

7.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law.  The Company has granted, and will continue to grant, letters of indemnification to its Directors and Officers, subject to the requisite approvals under the Companies Law. The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify, jointly and in the aggregate, shall not exceed an amount equal to two million US dollars (US$2M) but in no case more than twenty five percent (25%) of the net equity of the Company.

8.	Policy maintenance – Authority and Responsibility

8.1.	Keeping the Policy current

The CFO is responsible for the administration of this Compensation Policy under the direction and guidance of the Compensation Committee.

8.2.	Approval of changes to the Compensation Policy

Updates to this policy will be approved by the BOD (after review of the recommendations of the Compensation Committee) and the General Meeting as required by Companies Law.